FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

31 March, 2009

File no. 0-17630

Director/PDMR Shareholding

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii)
both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Glenn A. Culpepper

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Glenn A. Culpepper

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Glenn A. Culpepper

29,477
Bank of Ireland Nominees Limited Acct BONYADR

179

8
.
 State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

8,316

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.00
1214
%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€
16.30 per share

14. Date and place of transaction

30
th
 March 2009
,

Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

29,656
 (includes 179 held in the form of ADR's)
;
0.
00
4331
%

16. Date issuer informed of transaction

30
th
 March 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Com
pany Secretary

Date of notification

31
st

March 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Myles Lee

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Myles Lee

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Myles Lee

                                                                                               312,261
Louise Lee

                                                                                                   8,596
AC Employee Benefit Trustees Limited Acct CRG

                                       2,170
Mourant &
Co.
 Trustees Limited Acct MPL

                                              17,584

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

16,632

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.002429
%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€15.95 per share

14. Date and place of transaction

30
th
 March 2009,
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

340,611; 0.049739%

16. Date issuer informed of transaction

30
th
 March 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

31
st
 March 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Albert Manifold

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Albert Manifold

                                                                         13,533
AC Employee Benefit Trustees Limited Acct CRG

                       2,170

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

7,484

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.001093%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€15.95 per share

14. Date and place of transaction

30
th
 March 2009,
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

15,703; 0.002293%

16. Date issuer informed of transaction

30
th
 March 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

31
st
 March 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

William I. O'Mahony

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

William I. O'Mahony

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

William I. O'Mahony

                                                             759,567
Arnolda L. O'Mahony

                                                             311,216
AC Employee Benefit Trustees Limited Acct CRG

                     1,333

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

49,899

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.007287%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€15.95 per share

14. Date and place of transaction

30
th
 March 2009,
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

1,072,116; 0.15656%

16. Date issuer informed of transaction

30
th
 March 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
 Company Secretary

Date of notification

31
st
 March 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Mark S. Towe

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Mark S. Towe

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Mark S. Towe

         38,589
Bank of Ireland Nominees Limited Acct BONYADR
                           3,397

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

18,712

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.002732%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€16.30 per share

14. Date and place of transaction

30
th
 March 2009,
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

41,986 (includes 3,397 held in the form of ADR's); 0.006131%

16. Date issuer informed of transaction

30
th
 March 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

 Angela Malone
Company Secretary

Date of notification

31
st
 March 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Angela Malone

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Angela Malone

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Angela Malone

                                                           46,838
AC Employee Benefit Trustees Limited Acct CRG                              2,167

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

1,871

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.000273
%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€15.95 per share

14. Date and place of transaction

30
th
 March 2009,
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

49,005; 0.007156%

16. Date issuer informed of transaction

30
th
 March 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

31
st
 March 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

M
áirtín Clarke

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

M
áirtín Clarke

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

M
áirtín Clarke

                                                   35,707
Goodbody Stockbrokers Nominees Limited

                            28,672
Mourant &
Co.
 Trustee
s
 Limited
 Acct MC

                           7,368

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

9,979

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.001457%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€
16.30 per share

14. Date and place of transaction

30
th
 March 2009,
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

71,747 (including 7,368 Deferred Shares); 0.010477%

16. Date issuer informed of transaction

30
th
 March 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

31
st
 March 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

Jack Golden

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Jack Golden

    31,352
AC Employee Benefit Trustees Limited Acct CRG                                2,168

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

4,158

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.000607
%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€15.95 per share

14. Date and place of transaction

30
th
 March 2009,
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

33,520; 0.004895%

16. Date issuer informed of transaction

30
th
 March 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

31
st
 March 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

Henry Morris

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Henry Morris

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Henry Morris

                                                                                7,960
Davycrest Nominees Limited Acct 0049779

                                31,620
Pershing International Nominees Limited Acct BCCLT
                   4,455
AC Employee Benefit Trustees Limited Acct CRG

                       2,170
Davycrest Nominees Limited Acct 0127109

    6,942

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

6,653

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.000972%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€15.95 per share

14. Date and place of transaction

30
th
 March 2009,
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

53,147; 0.007761%

16. Date issuer informed of transaction

30
th
 March 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

 Angela Malone
Company Secretary

Date of notification

31
st
 March 2009

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  31 March, 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director